SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CAPITAL SENIOR LIVING CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

140475104

(CUSIP Number)

Christopher Shackelton/Adam Gray
105 Rowayton Avenue

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140475104	13D/A No. 1	Page 2 of 9

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,344,595
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,344,595
11.	Aggregate amount beneficially owned by each reporting person 1,344,595
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.3%
14.	Type of reporting person (see instructions) IA

CUSIP No. 140475104	13D/A No. 1	Page 3 of 9

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 959,357
	9.	Sole dispositive power 0
	10.	Shared dispositive power 959,357
11.	Aggregate amount beneficially owned by each reporting person 959,357
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.0%
14.	Type of reporting person (see instructions) OO

CUSIP No. 140475104	13D/A No. 1	Page 4 of 9

1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 959,357
	9.	Sole dispositive power 0
	10.	Shared dispositive power 959,357
11.	Aggregate amount beneficially owned by each reporting person 959,357
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.0%
14.	Type of reporting person (see instructions) PN

CUSIP No. 140475104	13D/A No. 1	Page 5 of 9

1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,344,595
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,344,595
11.	Aggregate amount beneficially owned by each reporting person 1,344,595
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.3%
14.	Type of reporting person (see instructions) IN

CUSIP No. 140475104	13D/A No. 1	Page 6 of 9

1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,344,595
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,344,595
11.	Aggregate amount beneficially owned by each reporting person 1,344,595
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.3%
14.	Type of reporting person (see instructions) IN

CUSIP No. 140475104	13D/A No. 1	Page 7 of 9

Explanatory Note: This Amendment No. 1 (this “Amendment”) to the Schedule 13D (the “Initial 13D”) relating to the common stock, par value $0.01 per share (the “Common Stock”), of Capital Senior Living Corporation (the “Issuer”), filed by the Reporting Persons with the Securities and Exchange Commission on December 28, 2018, amends and supplements certain of the items set forth therein.

This Amendment amends Item 5 as set forth below. As set forth below, as a result of the transactions described herein, on March 26, 2020, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock. The filing of this Amendment represents the final amendment to the Initial 13D and constitutes an exit filing for the Reporting Persons.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);
•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);
•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);
•	Adam Gray (“Gray”); and
•	Christopher Shackelton (“Shackelton”).

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a) – (b) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 31,463,375 shares of Common Stock outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2019.

(c)	The Reporting Persons effected the following transactions in the Common Stock on the dates indicated and such transactions are the only transactions in the Common Stock by the Reporting Persons in the sixty (60) days preceding the date of this Amendment, or since the most recent filing of Schedule 13D by the Reporting Persons, whichever is less.

Name	Purchase or Sale	Date	Number of Shares	Weighted Average Price Per Share	Range of Prices
CCP	Open Market Sale	3/13/2020	63,600	$0.7264	$0.6700 – $0.7499
Separate Account	Open Market Sale	3/13/2020	20,666	$0.7264	$0.6700 – $0.7499
CCP	Open Market Sale	3/16/2020	678	$0.7406	$0.7400 – $0.7450
Separate Account	Open Market Sale	3/16/2020	222	$0.7406	$0.7400 – $0.7450
CCP	Open Market Sale	3/17/2020	18,144	$0.7201	$0.7200 – $0.7214
Separate Account	Open Market Sale	3/17/2020	5,853	$0.7201	$0.7200 – $0.7214
CCP	Open Market Sale	3/19/2020	13,595	$0.6023	$0.6000 – $0.6200
Separate Account	Open Market Sale	3/19/2020	4,329	$0.6023	$0.6000 – $0.6200
CCP	Open Market Sale	3/20/2020	430	$0.6089	$0.6000 – $0.6298
Separate Account	Open Market Sale	3/20/2020	140	$0.6089	$0.6000 – $0.6298
CCP	Open Market Sale	3/26/2020	75,316	$0.6626	$0.6000 – $0.7548
Separate Account	Open Market Sale	3/26/2020	24,248	$0.6626	$0.6000 – $0.7548
CCP	Open Market Sale	3/27/2020	107,580	$0.6160	$0.6000 – $0.6500
Separate Account	Open Market Sale	3/27/2020	34,913	$0.6160	$0.6000 – $0.6500

(d)	Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

CUSIP No. 140475104	13D/A No. 1	Page 8 of 9

(e)	As a result of the transactions described herein, on March 26, 2020, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock. The filing of this Amendment represents the final amendment to the Initial 13D and constitutes an exit filing for the Reporting Persons.

The information in Item 6 hereof is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

CCM is an investment adviser whose clients, including CCP and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. CC is the general partner of CCP. Gray and Shackelton are the managers of CC and CCM.

CUSIP No. 140475104	13D/A No. 1	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 31, 2020

COLISEUM CAPITAL MANAGEMENT, LLC		CHRISTOPHER SHACKELTON

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact